File No. 812-13650

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of:

WisdomTree Investments, Inc.;

WisdomTree Asset Management, Inc.; and

WisdomTree Trust

Amended and Restated Application to amend: (1) a prior order under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from section 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and (2) a prior order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from section 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

Jonathan Steinberg WisdomTree Trust 48 Wall Street, Suite 1100 New York, New York 10005	Richard Morris, Esq. WisdomTree Investments, Inc. 48 Wall Street, Suite 1100 New York, New York 10005

with a copy to:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Page 1 of 16 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on April 22, 2009

I.	INTRODUCTION

In this application (the “Application”) the undersigned applicants, WisdomTree Investments, Inc. (“WTI”), WisdomTree Asset Management, Inc. (“WTA” or the “Advisor”) and WisdomTree Trust (“WisdomTree Trust“ or “Trust”) (collectively, the “Applicants”),1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (“Commission”) to amend (1) a prior order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from section 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Index Order”);2 and (2) a prior order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from section 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Active Order”, and together with the Index Order, collectively referred to herein as the “Prior Orders”).3

The Prior Orders permitted, among other things: (i) registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by WTA or an entity controlling, controlled by or under common control with WTA, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Trust

[1]	“WisdomTree” and “WisdomTree Investments” are service marks of WTI.

[2]	WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order) as amended, Investment Company Act Release Nos. 27976 (September 21, 2007) (notice) and 28015 (October 17, 2007) (order) (together, the “Index Order”).

[3]	WisdomTree Trust, et al., Investment Company Act Release Nos. 28147 (February 6, 2008) (notice) and 28174 (February 27, 2008) (order) (the “Active Order”).

(“Acquiring Funds”), to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act, (ii) permitted each Fund and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(1)(B), and (iii) granted relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of the Shares of such Fund. This is referred to herein as the “Prior 12(d)(1) Relief.”

The Prior 12(d)(1) Relief is subject to a condition that effectively prevents an Acquiring Fund from investing in a Fund if the Fund invests in another investment company in excess of the limits of section 12(d)(1)(A). This condition is condition 18 of the Index Order and condition 12 of the Active Order (for purposes of this Application, collectively, “Condition 18”). The WisdomTree India Earnings Fund (“India Fund”) currently invests in a wholly-owned subsidiary, the WisdomTree India Investment Portfolio (“India Portfolio”), in excess of the limits of section 12(d)(1)(A) in reliance on certain no-action positions of the staff.4 Applicants seek to amend Condition 18 of the Prior Orders so the Acquiring Funds may invest in the India Fund and in additional series of the Trust (“Future Funds”) that invest their respective assets in a wholly-owned subsidiary in a manner substantially similar to the India Fund.

Applicants also seek to amend the Index Order by deleting the relief granted from the requirements of section 24(d) of the Act and revising the applications for the Index Order (“Index Applications”) by deleting all discussions relating to such relief, including all references to the Product Description in the body of the Index Applications and in the conditions.

Except as specifically noted herein, all representations contained in the Prior Applications 5 relating to the operation of the India Fund will remain in effect and will apply to any Future Funds. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Applications.

[4]	Applicants note that the Commission staff has permitted an open-end investment company to utilize a pass through investment vehicle in order to obtain favorable tax treatment without violating Section 12(d)(1) of the Act. See South Asia Portfolio, (1997 WL 107157) (pub. avail. Mar. 12, 1997). Applicants represent that the India Portfolio operates in a manner substantially similar to the pass through investment vehicle that is the subject of South Asia Portfolio no-action relief.

[5]	As used herein the “Prior Applications” refer to the applications that were the subject of the Prior Orders. See supra notes 2 and 3.

The Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	BACKGROUND

A.	THE APPLICANTS.

WTI. WTI, with its principal offices in New York City, is the sole shareholder of the Advisor. WTI develops and maintains the proprietary stock Index that serves as the basis for the India Fund. A WTI Index Provider (as defined in the Prior Applications) may develop and maintain the proprietary Index that will serve as the basis for one or more Future Funds, if any. WTI currently licenses its proprietary Indexes to the Advisor. The Advisor has licensed the WisdomTree India Earnings Index to the India Fund and may license other Indexes developed by a WTI Index Provider to any Future Funds.

The Trust and Its Funds. The Trust is a Delaware statutory trust registered with the Commission as an open-end series management investment company. The Trust is organized as a series fund with multiple separate series (the “Funds”).6 The Trust currently offers and sells certain Funds, including the India Fund, pursuant to a Registration Statement on Form N-1A. As used herein, the “Trust” shall also mean any other Delaware statutory trust registered with the Commission as an open-end series management investment company advised by the Advisor or an entity controlled by or under common control with the Advisor.

[6]	Applicants note that certain Funds, like the India Fund, seek to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of its underlying index (“Index Funds”).

Each of the Funds qualifies as a “regulated investment company” (a “RIC“) under the Internal Revenue Code (the “Code”).

The Advisor. WisdomTree Asset Management, Inc., a Delaware corporation, with its principal office located in New York City, currently serves as Advisor to the Funds. The Advisor, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), is a wholly-owned subsidiary of WTI. The Advisor, or an entity controlled by or under common control with the Advisor (also referred to herein as an “Advisor”), will advise any Future Funds. The Advisor, subject to the oversight and authority of the Board of Trustees of the Trust (the “Board”), furnishes the overall investment program for each Fund, oversees the implementation of this program, arranges and oversees the provision of other necessary services for the Funds (including custodial, transfer agency and administration services) and furnishes office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund.

B.	OTHER SERVICE PROVIDERS.

The Sub-Advisor. BNY Investment Advisors (the “Subadvisor”), serves as the sub-advisor to the India Fund and its wholly-owned subsidiary, the India Portfolio. The Subadvisor, registered as an investment adviser under Section 203 of the Advisers Act, with its principal offices in New York City, is a separately identifiable division of The Bank of New York, a New York state banking corporation, which in turn is a subsidiary of The Bank of New York Mellon Corporation. The Subadvisor chooses the India Portfolio’s investments and places orders to buy and sell the India Portfolio’s investments.

Any subadvisor for a Future Fund will be registered as an investment adviser under the Advisers Act and will not otherwise be an affiliated person of the Trust, the Advisor or WTI.

Applicants note that a subadvisor’s affiliates may be hired to provide other services, such as administration, custodian or transfer agency services, to any Future Funds, subject to the approval of the Board.

The Index Providers. An “Index Provider” is the entity that creates, compiles, sponsors and maintains the Index used by the India Fund or a Future Fund (the “Underlying Indexes”). The Index Provider for the India Fund is WTI. The Index Provider for any applicable Future Fund may be an entity that is a WTI Index Provider or a Non-Affiliated Index Provider (as defined in the Prior Applications).

All Indexes will be operated in a manner identical to the operation of the Underlying Indexes that are the subject of the Index Order, and WTI, WTA, the Subadvisor (and any subadvisor to a Future Fund) and the Calculation Agent will perform their respective duties as Index Provider, Advisor, Subadvisor and Calculation Agent in the manner described in the applications for the Index Order.

The Distributor. ALPS Distributors, Inc., a Colorado corporation and a broker-dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”), currently acts as distributor and principal underwriter (a “Distributor”) of the India Fund, and may perform such services for any Future Funds. The Trust, however, may hire a different Distributor in the future. In any case, the Distributor will not be affiliated with WTI, the Advisor, the Subadvisor, any subadvisor to a Future Fund, the Calculation Agent or any Exchange.

C.	OPERATION OF THE INDIA FUND AND THE INDIA PORTFOLIO

The India Fund operates, and any Future Fund will operate, in reliance on the Prior Orders subject to the terms and conditions of the Prior Applications, as amended by the requested order.

The investment objective of the India Fund is to provide investment results that correspond generally to the price and yield performance, before fees and expenses of its Underlying Index, the WisdomTree India Earnings Index. The WisdomTree India Earnings Index measures the performance of profitable companies incorporated, listed and traded in India that are eligible for foreign investment and that meet specified liquidity and other criteria developed by WTI. The India Fund operates through the India Portfolio, a wholly-owned subsidiary organized in the Republic of Mauritius, in order to take advantage of favorable tax treatment by the Indian government pursuant to a taxation treaty between India and Mauritius.7 In seeking to achieve its investment objective, the India Fund invests all or substantially all of its assets in the India Portfolio.8 The India Portfolio, in turn, invests directly in equity securities listed and traded in India using a “representative sampling” strategy with respect to its Underlying Index. Using this approach, the India Portfolio invests in a significant number of the component securities of the Underlying Index, but usually not all the component securities.

Like the other Funds that are the subject of the Index Order, under normal circumstances, at least 95% of the India Portfolio’s total assets (exclusive of collateral held from securities lending) are invested in the Component Securities of its Index. The India Portfolio is treated by the Trust as a “pass-through” entity for financial reporting and tax purposes.9 This means that

[7]	As of the date of the Application, the tax treaty between India and Mauritius exempts corporate residents of Mauritius from the Indian capital gains tax and enables them to pay a reduced dividend withholding tax. (Agreement for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Mauritius, In.-Mu., June 12, 1983, Notification F. No. 501/20/73-FTD.) Recently, the Supreme Court of India upheld the validity of this tax treaty in response to a lower court challenge contesting the treaty’s applicability to entities such as the India Fund. No assurance can be given that the terms of the tax treaty will not be subject to re-negotiation in future or subject to a different interpretation.

[8]	Under these circumstances, as permitted by the Prior Orders, Creation Unit transactions with the India Fund would be cash transactions.

[9]	The Trust’s independent accounting firm has indicated to Applicants that it is appropriate for the Trust to treat the India Portfolio as a pass-through entity for financial reporting and tax purposes.

the portfolio investments of the India Portfolio are treated as investments of the India Fund for financial reporting and tax purposes.

For example, the India Fund’s NAV for financial reporting purposes is calculated by valuing the India Portfolio’s portfolio securities. In addition, the India Fund bases its compliance with its fundamental and non-fundamental investment limitations (as described in its Prospectus and SAI) on the India Portfolio’s portfolio holdings. Also, the India Fund files tax returns and tests for RIC compliance as if it held the India Portfolio’s portfolio holdings directly. By treating the India Portfolio as a pass-through entity, the India Fund (and any Future Index Fund) complies with the representation in the applications for the Index Order to invest at least 80% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index. Likewise, the India Fund, through the India Portfolio, satisfies the requirement to normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name.

The investment objective and strategies of the India Fund and the India Portfolio, and the material legal and tax considerations applicable to the use of the India Portfolio as described herein, are set forth in the India Fund’s prospectus and SAI.

D.	ANALYSIS AND REQUEST FOR AMENDMENT TO PRIOR SECTION 12(d)(1) RELIEF

The Prior Orders permit Acquiring Funds to acquire shares of Funds subject to certain terms and conditions, including Condition 18. Condition 18 states that:

No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

Because the India Portfolio invests up to 100% of its assets in securities issued by Indian companies, the India Portfolio could be viewed as an investment company as defined in section 3(a) of the Act.10 Therefore, the India Fund’s investment in the India Portfolio could be viewed as causing the Fund to fail to comply with Condition 18 of the Prior Orders.

E.	REQUEST FOR FUTURE 12(d)(1) RELIEF.

As noted above, Applicants seek to amend the Prior 12(d)(1) Relief so that Acquiring Funds can purchase shares of the India Fund even though the India Fund exceeds the limitations of Section 12(d)(1)(A) by investing its assets in its wholly-owned subsidiary, the India Portfolio, so as to achieve favorable tax treatment as described above. Applicants also request the Prior 12(d)(1) Relief be amended so that Acquiring Funds can invest in any Future Funds that exceed the limitations of Section 12(d)(1)(A) under similar circumstances.

III.	IN SUPPORT OF THE APPLICATION

The India Fund and any Future Funds, except as otherwise noted herein, operates or will operate in a manner substantially identical to the operation of the existing Funds of the Trust for which the Commission has already granted exemptive relief. The requested relief would amend the Prior 12(d)(1) Relief for the India Fund and any Future Funds.

[10]	Section 3(a)(1) defines an “investment company” as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. Section 3(a)(l)(C) includes in the definition of an “investment company” any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.

The relief requested from Sections 12(d)(1)(A) and 12(d)(1)(B) is requested pursuant to Section 12(d)(1)(J) of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of The National Securities Markets Improvement Act of 1996 directs the Commission to consider, among other things, when granting relief under section 12(d)(1)(J):

“the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”11

Applicants submit that the proposed amendment to Condition 18, of the Prior 12(d)(1) Relief, requested in this Application adequately addresses the concerns underlying the applicable limits in section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.12

As noted above, the Commission staff has previously permitted an open-end investment company to utilize a pass through investment vehicle to invest in an investment company in excess of the normal limits of 12(d)(1)(A) in order to obtain favorable tax treatment.13 Applicants represent that the India Portfolio operates in a manner substantially similar to the pass through investment vehicle that is the subject of South Asia Portfolio no-action relief.

Like the pass-through investment vehicle in South Asia Portfolio, the concerns about undue influence, excessive layering of fees and overly complex structures that Section 12(d)(1) was designed to prevent are not present in the India Portfolio and other pass-through investment vehicles used solely for purposes of achieving favorable tax treatment. Applicants represent that: (1) the India Fund is the sole legal and beneficial owner of the India Portfolio, thus eliminating

[11]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

[12]	Id. at 43-44.

[13]	See supra note 4.

any concerns regarding pyramiding of voting control; (2) the Advisor and Subadvisor direct the portfolio management of both the India Fund and the India Portfolio, which is a pass-through investment vehicle, thus eliminating concerns over any undue influence of the Advisor or Subadvisor; (3) the India Fund is aware of the nature of its investment in the India Portfolio solely as a pass-through investment vehicle; and (4) there is no layering of fees as a result of the India Fund operating through the India Portfolio. Applicants further represent that any Future Fund will operate through a wholly-owned investment vehicle that qualifies for pass-through tax and accounting treatment in a manner similar to that of the India Fund. Applicants believe that given the absence of section 12(d)(1) concerns in this structure, it will not create any additional section 12(d)(1) concerns if Acquiring Funds are permitted to acquire shares of the India Fund and any Future Fund subject to the terms and conditions of the Prior 12(d)(1) Relief, as amended by this Application.

IV.	Deletion of Relief in the Index Order from Section 24(d) of the Act and Changes to Disclosure Requirements

Applicants seek to amend the Index Order to delete the relief granted from the requirements of Section 24(d) of the Act. Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Index Order is warranted because the adoption of the summary prospectus under Investment Company Act Release No. 28584 (Jan. 13, 2009) (the “Summary Prospectus Rule”) should supplant any need by a Fund to use a Product Description. Applicants also note that, to date, no Fund has utilized a Product Description. The deletion of the relief granted with respect to Section 24(d) of the Act from the Index Order will also result in the deletion of related discussions in the Index Applications, revision of the Index Applications to delete references to the Product Descriptions including in the conditions, and the deletion of condition 6 to the Index Order.14

Applicants also seek to amend the terms and conditions of the Index Applications to provide that all representations and conditions contained in the Index Applications and the current Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule. Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Index Applications and the current Application is warranted because the Commission’s amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission’s view with respect to the appropriate types of prospectus and annual report disclosures for an ETF.

V.	REQUEST FOR ORDER

The Applicants respectfully request that the Commission grant an Order (1) amending the Prior 12(d)(1) Relief granted by the Prior Orders to the India Fund and any Future Funds; and (2) deleting the exemption from section 24(d) granted by the Index Order.

VI.	EXPRESS CONDITIONS OF THIS APPLICATION

The Applicants agree that any Order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Orders, except for Condition 18 to the Prior Orders, which will be amended as follows:

No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of limits contained in Section 12(d)(1)(A) of the Act, other than the India Portfolio or any similar wholly-owned subsidiary.

In addition, with respect to the Index Order, condition 6 will be deleted and conditions 4 and 7 will be amended follows:

4. The website for each Fund, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

7. Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Funds and that the acquisition of Shares by investment companies is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits of section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment.

[14]	Condition 6 states “Before a Fund may rely on the order, the Commission will have approved, pursuant to rule 19b-4 under the Exchange Act, a Listing Exchange rule requiring Listing Exchange members and member organizations effecting transactions in Shares to deliver a Product Description to purchasers of Shares.”

VII.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Applicants file this Application in accordance with rule 0-2 under the Act, and state that their address is printed on the Application’s facing page and that they request that all written communications concerning the Application be directed to the person(s) and address(es) printed on the Application’s facing page. Also, Applicants have attached the required verifications to the Application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Jonathan Steinberg is authorized to sign and file this document on behalf of WTI pursuant to the general authority vested in him as Chief Executive Officer. Jonathan Steinberg is authorized to sign and file this document on behalf of the Advisor pursuant to the general authority vested in him as Chief Executive Officer. Jonathan Steinberg is authorized to sign and file this document on behalf of the Trust pursuant to the following resolutions adopted by the Board of the Trust on July 25, 2008:

RESOLVED, that the Board of Trustees (the “Board”) of WisdomTree Trust (the “Trust”), hereby approves the filing with the Securities and Exchange Commission (“SEC”) of such requests for exemptive and no-action relief as one or more officers of the Trust, with advice of counsel, deem necessary or appropriate to permit investments by other investment companies in the WisdomTree India Earnings Fund or any other future index or actively managed WisdomTree Fund using a similar investment structure in excess of the limitations of Section 12(d)(1)(A) under the Investment Company Act of 1940, as amended, in order to achieve favorable tax treatment; and it is further

RESOLVED, that the Board hereby authorizes each officer of the Trust to execute any certificate, instruction, notice or other instrument as such officer(s) deem necessary or appropriate to effectuate the purpose or intent of the foregoing.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

Based on the facts, analysis, and conditions in the Application, Applicants respectfully request that the Commission issue an order under section 12(d)(1)(J) of the Act granting the relief requested by this Application.

Dated: April 22, 2009

WISDOMTREE INVESTMENTS, INC.

By:	/s/Jonathan Steinberg
	Name:	Jonathan Steinberg
	Title:	Chief Executive Officer

WISDOMTREE ASSET MANAGEMENT, INC.

By:	/s/Jonathan Steinberg
	Name:	Jonathan Steinberg
	Title:	Chief Executive Officer

WISDOMTREE TRUST

By:	/s/Jonathan Steinberg
	Name:	Jonathan Steinberg
	Title:	President

Verification of Application

The undersigned states that he has duly executed the attached Application for an order, dated April 22, 2009 for and on behalf of WisdomTree Investments, Inc., WisdomTree Asset Management, Inc. and WisdomTree Trust; that he is the Chief Executive Officer and/or President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jonathan Steinberg
Name:	Jonathan Steinberg
Date:	April 22, 2009